  CRI, Inc.
  The CRI Building
  11200 Rockville Pike
  Rockville, Maryland 20852
  (301) 468-9200

July 26, 2006

BY HAND
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th St., N.W.
Washington, DC 20549
Attention: Mr. Owen Pinkerton
Senior Counsel
Mail Stop 4561

Re:	Capital Realty Investors, Ltd. ("Partnership"), Amendment No. 1 to Schedule 14A
File No. 0-11149, Filed April 6, 2006

Dear Mr. Pinkerton:

Enclosed are two (2) courtesy copies of Amendment No. 1 to the Schedule 14A of the Partnership (“Amended Preliminary Proxy Statement”), one of which has been marked to show all of the changes that we have made to the Preliminary Proxy Statement that was filed on April 6, 2006. The purpose of this cover letter (which is also being filed on EDGAR with the Amended Preliminary Proxy Statement) is to describe the principal changes which have been made by the Partnership to the Preliminary Proxy Statement.

The Amended Preliminary Proxy Statement seeks the consent of Limited Partners to an amendment to the Partnership’s Limited Partnership Agreement to allow the Managing General Partner to be eligible to be paid an increased disposition fee by the Partnership, on the same basis as unaffiliated third parties, as compensation for its efforts in marketing and selling Apartment Complexes. The Amended Preliminary Proxy Statement eliminates the solicitation of Limited Partner consents for (i) the sale of all of the Partnership’s assets and the dissolution of the Partnership pursuant to a Plan of Liquidation and Dissolution; and (ii) an amendment of the Partnership’s Limited Partnership Agreement to permit the Managing General Partner to receive a Partnership Liquidation Fee.

Since the Preliminary Proxy Statement was submitted in April, the Managing General Partner has determined not to seek a dissolution of the Partnership at the present time. This decision was based on market conditions and other factors. However, the Partnership may seek to dispose of its interest in certain Apartment Complexes. The purpose of the proposed Disposition Fee described in the Amended Preliminary Proxy Statement is to provide the Managing General Partner with an additional economic incentive to seek to market and sell the Partnership’s interest in certain Apartment Complexes. Under the Partnership’s Limited Partnership Agreement, the Managing General Partner would be required to seek a separate

Mr. Owen Pinkerton
July 26, 2006

consent of Limited Partners if, in the future, it were to elect to sell all or substantially all of the assets of the Partnership or dissolve the Partnership. The Amended Preliminary Proxy Statement “unbundles” the proposed Disposition Fee by making it the sole proposal to be considered by Limited Partners at this time.

Please contact the undersigned if you have any questions or comments regarding the Amended Preliminary Proxy Statement. The Managing General Partner is seeking to finalize and mail a Definitive Proxy Statement to the Limited Partners on or about August 15, 2006.

Sincerely,

/s/ Melissa Lackey

Melissa Lackey,

General Counsel

Mr. Geoffrey Ossias (w/encl.)